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19003253

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln International LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison, Suite 3900
(No. and Street)

Chicago	Illinois	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert B. Barr 312-580-8328
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

FEB 27 2019

Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B. Barr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln International LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTA RAE WINIKATES
Official Seal
Notary Public - State of Illinois
My Commission Expires Sep 4, 2021

Robert B. Barr
Signature

Managing Director
Title

Christa Rae Winikates
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managers and Member of Lincoln international LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lincoln International LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2007.

Chicago, Illinois
February 22, 2019

Lincoln International LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	85,893,176
Accounts receivable, net		3,146,891
Unbilled client receivable		731,718
Receivable from affiliates		1,571,208
Prepaid expenses		1,276,100
Furniture, equipment and leasehold improvements, net		2,357,873
Other assets		1,326,183
Total assets	$	96,303,149
Liabilities and Member's Equity		
Liabilities		
Accrued profit sharing contribution	$	1,099,625
Accounts payable and accrued expenses		1,452,118
Payable to affiliates		405,110
Contingent compensation payable		10,143,512
Deferred revenue		1,915,625
Deferred rent liability		750,287
Total liabilities		15,766,277
Member's Equity		80,536,872
Total liabilities and member's equity	$	96,303,149

See Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Lincoln International LLC (the Company) (an Illinois limited liability company) is in the business of investment banking and providing merger and acquisition, debt advisory, and other services related to middle market businesses worldwide. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company will continue operations until 2036 unless earlier terminated and dissolved in accordance with the provisions of the limited liability company agreement.

The Company is a wholly owned subsidiary of Lincoln International, LP (the Parent). The majority members of the Parent are Robert Bruce Barr and Lawrence James Lawson, III, who serve as managers of the Company. Lincoln Partners Advisors LLC (LPA) is a wholly owned subsidiary of the Parent. Offices of the Parent and the Company are located in Chicago, Dallas, Los Angeles, New York and San Francisco. The Parent has subsidiaries and affiliates in Austria, Brazil, China, France, Germany, India, Italy, Japan, the Netherlands, Russia, Spain, Sweden, Switzerland and the United Kingdom.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as a Special Account for the Exclusive Benefit of Customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a Special Account.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash: Amounts held in bank accounts and a commercial money market account are included in cash. The Company also invested in a money market fund during the year. However, at December 31, 2018, the money market fund had a $0 balance.

Revenue recognition and accounts receivable: On January 1, 2018, the Company adopted Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" using the modified retrospective method (i.e. applied prospectively effective January 1, 2018 without revising prior periods), which had no impact on the Company's opening retained earnings.

<u>Investment Banking and Advisory Fees</u> – Investment banking and advisory fee revenues are earned from investment banking and advisory services and are recognized when the Company satisfies its performance obligation by delivering the promised services to its clients under the terms of each engagement. The Company's investment banking fees generally consist of a nonrefundable up-front fee and a success fee.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

The nonrefundable fee is initially recorded as a deferred revenue liability and is recognized over time as the performance obligations are provided by the Company. The Company's standard practice is to recognize this deferred revenue over 8 months, which the Company has assessed as the average life of an engagement. Any nonrefundable fees are recognized immediately if a deal is considered to be terminated. The Company recognizes success fee revenue upon the successful closing of an engagement. This revenue reflects the consideration the Company expects to receive in exchange for fulfillment of all performance obligations related to the engagement.

Management Fees from Affiliate – The Company receives a management fee for services performed for its affiliate, LPA, equal to 50% of the revenue earned by LPA. LPA revenue consists of portfolio valuations, advisory valuations and transaction opinion services performed on behalf of clients. This fee is recorded as revenue upon completion of the valuation work and upon meeting the performance obligation and is governed by a service agreement between LPA and the Company.

While the majority of the Company's revenue is earned from success fees on the successful closing of an engagement, deferred revenue represents the portion of fees received for which the performance obligation has not been satisfied. Accounts receivable primarily represents amounts due from investment banking and advisory services. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible. The Company assesses the allowance for doubtful accounts on an individual basis. As of December 31, 2018, the balance of allowances for doubtful accounts was $237,000.

At January 1, 2018 and December 31, 2018, the asset and liability balances related to contracts with clients were as follows:

	As of 1/1/18	As of 12/31/18
Client accounts receivable, net of allowance	$ 8,180,020	$ 3,143,309
Unbilled client receivable	567,531	731,718
Receivable from LPA	1,304,401	939,356
Total	$10,051,952	$ 4,814,383
Deferred revenue liability	$ 1,997,638	$ 1,915,625

Furniture, equipment and leasehold improvements: Depreciation and amortization are computed under straight-line methods over the estimated useful lives of the assets as follows:

Computer equipment	3 years
Other equipment	5 years
Furniture	7 years
Leasehold improvements	Lease term

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and most state tax jurisdictions. Generally, the Company's taxable income is reported as part of the Parent's tax returns. Accordingly, no provision or benefit for income taxes has been made.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2018, management has determined there are no material uncertain income tax positions. The Parent and the Company are generally not subject to U.S. federal, state or local income tax examinations for tax years before 2015.

Adoption of New Accounting Standards: In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" (ASU 2016-02), which supersedes Topic 840, Leases. Subsequently, the FASB issued additional ASUs which further clarify this guidance. This ASU increases the transparency and comparability of organizations by requiring the capitalization of substantially all leases on the balance sheet and disclosures of key information about leasing arrangements.

Under this new guidance, at the lease commencement date, a lessee recognizes a right-of-use asset and lease liability on the consolidated statement of financial position and discloses key information about leasing arrangements. The right-of-use asset and lease liability is initially measured at the present value of the future lease payments. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP.

The new guidance is effective for fiscal years beginning after December 15, 2018 and requires a modified retrospective approach to adoption for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. The Company will adopt ASU 2016-02 on January 1, 2019 using a modified retrospective approach (i.e., applied prospectively without revising prior periods), which will have no impact on opening member's equity. As of January 1, 2019, the Company will record a right-of-use asset of $10.4 million and a corresponding lease liability of $11.2 million on the statement of financial condition.

Note 2. Furniture, Equipment and Leasehold Improvements

At December 31, 2018, furniture, equipment and leasehold improvements consist of:

Furniture and equipment	$ 2,864,892
Leasehold improvements	3,452,290
	6,317,182
Accumulated depreciation and amortization	(3,959,309)
	$ 2,357,873

Note 3. Commitments and Indemnification

The Company leases office space for its offices in Chicago, Los Angeles, New York, Dallas and San Francisco under noncancelable operating lease agreements that expire at various dates through 2024. There is a security deposit requirement on the lease for the New York office in the amount of $323,925, for which the Company maintains a letter of credit with JPMorgan Chase. The bank in turn has placed a cash restriction on the Company's savings account which acts as collateral back up of the letter of credit. The amount of restricted cash is reported in other assets on the statement of financial condition.

Deferred rent is recognized for the difference between lease expense and the rent paid over the term of the leases and included in deferred rent liability on the statement of financial condition.

Note 3. Commitments and Indemnification (Continued)

Future minimum annual rentals required under the lease agreements, excluding additional payments for certain operating, tax and maintenance costs are approximately as follows:

	Total
2019	3,393,000
2020	3,260,000
2021	1,455,000
2022	1,356,000
2023	1,220,000
Thereafter	670,000
	$11,354,000

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 4. Employee Compensation and Benefit Plan

Certain employees' compensation consists of a base salary and a bonus. This compensation, which is in the form of cash and contingent compensation, is expensed in the year awarded. The contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award. Contingent compensation payable to employees may be recaptured if, among other things, the employee's employment terminates.

The Company maintains a qualified profit sharing and 401(k) plan for the benefit of all employees (excluding interns, who are not eligible to participate in the plan) who have attained age 18. Effective January 1, 2017, the Company makes a 3% safe harbor non-elective contribution with immediate vesting for Non-Highly Compensated Employees (as defined by the IRS). The Company also makes a discretionary profit sharing contribution to Highly Compensated Employees, subject to vesting over a six year period.

Note 5. Concentration of Credit Risk

The Company maintains deposits at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in these accounts and management believes the Company is not exposed to any significant credit risks.

Note 6. Related-Party Transactions

The Company earns assistance fees from and incurs assistance fees to other entities affiliated by common ownership. The fees are governed by various percentages outlined in a service agreement between the Company and its affiliates.

At December 31, 2018, the Company had a net receivable from these affiliates of $571,039 from these activities. The amounts between the entities are as follows:

	Net Receivable (Payable) Balance
Lincoln International AG	$ 48,424
Lincoln International Advisors Private Limited	226,323
Lincoln International Assessoria Empresarial Limitada	53,328
Lincoln International CIS Holdings B.V.	141,663
Lincoln International Consulting Company Limited	148,408
Lincoln International Inc.	(1,701)
Lincoln International LLP	10,124
Lincoln International SAS	(57,163)
Lincoln International SrL	1,632
Total	$ 571,039

The Company pays for certain reimbursable expenses during the year on behalf of the Parent. At December 31, 2018, the Company had a net payable balance to the Parent in the amount of $342,682 which is included in payable to affiliates on the statement of financial condition.

The Company receives a management fee for services performed for LPA under an arrangement between LPA and the Company. At December 31, 2018, the Company had a net receivable balance from this entity in the amount of $937,740 which is included in receivable from affiliates on the statement of financial condition.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this Rule, the Company is required to maintain "net capital" of $5,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1, and provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2018, the Company had net capital and net capital requirements of approximately $70,126,899 and $1,051,085, respectively. The Company's net capital ratio was .22 to 1. The net capital rule may effectively restrict distributions to the Parent.

Note 8. Subsequent Event

On February 8, 2019, the Company made an equity distribution to its sole member, Lincoln International, LP of $42,000,000.